Bank of America Plaza 813.229.7600 101 East Kennedy Boulevard 813.229.1660 fax Suite 2800 Tampa, Florida 33602

julio c. esquivel

(813) 227-2325

jesquivel@shumaker.com

April 11, 2025

Via Edgar

Frank Wyman and Angela Connell, Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

100 F Street

Washington, DC 20549

Re:	Oragenics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2024
Filed March 14, 2025
File No. 001-32188

Dear Mr. Wyman:

On behalf of Oragenics, Inc. (the “Company”), we herein respond to the comments of the Staff of the Division of Corporation Finance dated April 10, 2025, with respect to the above referenced filing. For your convenience, the Staff’s comments are set forth in bold and followed by the Company’s response.

Comments

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 69

1. Please confirm that in future filings you will provide a definitive conclusion as to the effectiveness of your disclosure controls and procedures. Refer to Item 307 of Regulation S-K.

Response:	In all future filings, the Company will provide a definitive conclusion on the effectiveness our controls and procedures.

Securities and Exchange Commission

April 11, 2025

Notes to Consolidated Financial Statements, page F-7

2. We note that certain disclosures related to transactions occurring during the periods presented in your financial statements appear to have been omitted from your footnote disclosure. For example, disclosures related to the accounting for your acquisition of Odyssey were previously provided in your Form 10-K for the year ended December 31, 2023 but such disclosures have been omitted from your 2024 Form 10-K. In addition, disclosures related to your preferred stock activity, including the conversion of your Class A and Class B preferred shares into common shares and a description of the significant terms of your Series F preferred shares, have not been provided. Please confirm that you will revise your future filings to disclose all applicable significant accounting policies as well as informative footnote disclosure to support material transactions and amounts reported in your financial statements for each period presented.

Response:	In all future filings, the Company will disclose all applicable significant accounting policies as well as informative footnote disclosure to support material transactions and amounts reported in the Company’s financial statements for each period presented.

The Company acknowledges it is responsible for the adequacy and accuracy of the disclosure in its filings. Should you have any questions or clarifications of the matters raised in this letter please contact the undersigned at (813) 229-7600.

Sincerely,

/s/Julio C. Esquivel
Julio C. Esquivel

cc: Janet Huffman, Chief Financial Officer, Oragenics, Inc.